EXHIBIT 99 (13)
---------------


AT THE TRUST:           AT THE FINANCIAL RELATIONS BOARD:

Karen Dickelman         Tony Ebersole     Laura Kuhlmann    Susan Steidle
Director of             General Info.     Media Inquiries   Analyst
Investor Relations      312 640-6728      312 640-6727      Inquiries
312 683-3671                                                312 640-6774


FOR IMMEDIATE RELEASE
TUESDAY, MAY 12, 1998


       BANYAN STRATEGIC REALTY TRUST REPORTS $0.18 FFO PER SHARE ON
              REVENUES OF $8.6 MILLION FOR FIRST QUARTER 1998
            Eight Acquisitions Year-to-Date Total $41.6 Million

BANYAN STRATEGIC REALTY TRUST HIGHLIGHTS

 .     First Quarter Funds From Operations (FFO) of $2.4 million, or  0.18 per share, nearly double same period last year
 .     Revenues of $8.6 million, up 45 percent from year earlier period
 .     Average occupancy of portfolio 94 percent at 3/31/98
 .     Quarterly cash distribution of $0.12 per share declared, increased by
20 percent
 .     $53.5 million permanent financing commitment and $25 million revolving credit facility
 .     Year to date acquisitions of $41.6 million, or 569,000 net rentable square feet, a 19 percent increase in square footage from Dec. 31, 1997

CHICAGO, May 12 -- BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) a real estate investment trust, today announced first quarter 1998 funds from operations (FFO) of $2.4 million, or $0.18 per share, nearly double total FFO per share in the previous year's first quarter. The improvement in FFO and other operating results reflect the improving performance of the Trust's portfolio, which increased 27 percent from the previous year's first quarter, as well as the continued strong office and flex/industrial markets the Trust serves in the eastern half of the U.S. Occupancy rates at the Trust's 24 properties as of March 31, 1998 averaged 94 percent.

Since the beginning of 1998, the Trust has announced a total of $41.6 million in new acquisitions, totaling 569,000 net rentable square feet, for a 19 percent square footage increase from year-end 1997.

CONSOLIDATED FINANCIAL RESULTS
------------------------------

Banyan reported significantly higher first quarter 1998 results compared to the previous year's period.

Net income more than tripled to $1.4 million in the recent quarter, compared to $409,000 in the previous year's first quarter. Earnings increased to $0.10 per share, from $0.04 per share in the first quarter last year. Revenues grew 46 percent to $8.6 million, compared to $5.9
million during the 1997 first quarter.   FFO of $2.4 million, or $0.18 per
share, was nearly double FFO of $1.1 million, or $0.10 per share a year ago.

"We exceeded expectations with our first quarter results and continue to show substantial financial and operating improvement from a year ago due to our strong portfolio growth and consistently high occupancy rates of over 94 percent," said Leonard G. Levine, President of Banyan. "With $43 million worth of new property acquisitions already accomplished this year, and our improved ability to finance new acquisitions, we are on target for our goal of up to $100 million in new acquisition growth by year end, which bodes well for continued FFO growth."

TWO NEW ACQUISITIONS ANNOUNCED IN FIRST QUARTER
-----------------------------------------------

During the first quarter, Banyan acquired two new properties in Norcross, Georgia, a suburb of Atlanta, in separate transactions valued at approximately $9.6 million.

The Trust acquired Peachtree Pointe Office Park, a 71,000 net rentable square foot, multi-tenant office property consisting of five one-story office buildings for approximately $4.5 million. The property is currently 92 percent occupied with 23 tenants.

In a second transaction, Banyan acquired Avalon Center Office Park, a multi-tenant office property in Norcross, for $5.1 million. Avalon Center consists of two one-story office buildings containing approximately 53,300 net rentable square feet and is currently 92 percent leased to a total of four tenants. The property was 65 percent leased upon acquisition.

"The Peachtree Point and Avalon Center Office Park, significantly increase our presence in the very strong suburban Atlanta market," said Mr. Levine. "Both acquisitions are consistent with our strategy of carefully selecting properties in markets where job growth is high and demand for office space is strong, allowing for additional occupancy and rental rate growth. We expect occupancy rates at both properties to reach close to full occupancy by year end."

PORTFOLIO PERFORMANCE - FIRST QUARTER RENTAL INCOME UP 49 PERCENT
------------------------------------------------------------------

Rental income from the Trust's portfolio increased 49 percent to $7.6 million, compared to $5.1 million during the same period a year ago, reflecting the addition of eleven properties acquired since the end of last year's first quarter. Total property operating expenses as a percent of rental income decreased to 41 percent in the first quarter of 1998 from 47 percent for the same period the previous year. The Trust's total portfolio of 24 properties was 94 percent leased at March 31, 1998.

BALANCE SHEET, MARKET VALUE AND LIQUIDITY
-----------------------------------------

At March 31, 1998, total assets at net book value were $169 million. The debt to total market capitalization ratio was 55 percent, based on a total market capitalization of $180.8 million. The market value of equity was $81.2 million at the quarter-end stock price of $6.125 per share. The Trust had $99.6 million of total debt outstanding as of March 31, 1998.

On May 4, the Trust announced a financing with Nomura Asset Capital Corporation including a commitment for a permanent debt financing of $53.5 million and a $25 million revolving acquisition line of credit to replace the Trust's previous acquisition line of credit. The debt under the commitment has a 10-year term at an interest rate set at 6.95 percent, amortized over 26 years. At current interest rates, the commitment is approximately one percentage point lower than the weighted average interest rate on the Trust's debt prior to this financing. Proceeds of the Nomura financing will be used to retire certain permanent debt scheduled to mature within the next two years and to repay amounts borrowed under the Nomura line and the revolving line with a previous lender, which was not renewed.

The new line of credit has an initial term of 24 months at a rate of LIBOR plus 2.00 percent and can be extended for one additional year for a fee of
0.50 percent of the $25 million facility.

"This new permanent financing and replacement line of credit not only reduces our borrowing costs going forward, but will also complement our unsecured debt to provide additional flexibility in pursuing future acquisitions," Levine said.

INCREASED QUARTERLY CASH DISTRIBUTION
-------------------------------------

On March 16, Banyan declared a quarterly cash distribution of $0.12 per share for the first quarter ended March 31, 1998. The distribution is payable May 22, 1998, to shareholders of record as of April 22, 1998. The distribution is an increase from the previous quarterly distributions of $0.10 per share, based on the Trust's increased levels of FFO.

SUBSEQUENT 1998 ACQUISITION ACTIVITY TOTALS $32 MILLION
-------------------------------------------------------

On May 4, Banyan announced $32 million in new acquisitions of six multi-tenant office properties located in Orlando and Winter Park, Florida, Bensenville, Illinois, in west suburban Chicago, plus a third property in Norcross, Georgia. The properties were the largest group of new acquisitions ever announced by the Trust, totaled approximately 444,000 net rentable square feet, representing a 15 percent increase in square footage of the Trust's overall portfolio.

The Orlando and Winter Park acquisitions consist of four multi-tenant office properties, or a total of sixteen buildings, consisting of approximately 291,000 square feet. The $23.5 million purchase price equates to a rate of 10.25 percent on net operating income for the full year 1999. Occupancy at the combined properties is 91 percent.

In Norcross, Banyan purchased Avalon Ridge, consisting of two single-story office buildings with a total of 57,414 net rentable square feet, for approximately $4.3 million, or a capitalization rate of 11 percent on net operating income. Currently, Avalon Ridge is 100 percent leased.

Finally, in Bensenville, just west of Chicago, the Trust acquired Tower Lane Business Park, two single-story office buildings containing approximately 95,900 net rentable square feet, for a total of $5.1 million, or a capitalization rate of 12 percent on net operating income. The buildings are currently 87 percent occupied.

OUTLOOK
-------

Levine added, "Already this year, our acquisitions activity brings us close to halfway to our targets for the year. Our more favorable line of credit provides us with additional flexibility as we pursue new acquisitions. While we continue to seek opportunities to add quality properties to our portfolio in our current markets in major metropolitan areas and mid-sized cities with strong local economies primarily in the Midwest and Southeast, we are also looking at similar opportunities in the West as well as the Northeast. As with our other acquisitions, we will continue to target properties in strong economic markets, with a profile of multiple, smaller tenants, average rents below market rates, and with the opportunity to increase occupancy."

Banyan Strategic Realty Trust is a diversified equity Real Estate Investment Trust (REIT) with a portfolio that includes primarily flex/industrial and suburban office buildings, as well as retail and residential properties. The Trust's current portfolio consists of 30 properties totaling 3.5 million rentable square feet and 864 apartment units. The properties are located in major metropolitan areas and mid-to-small second tier markets primarily in the Midwest and Southeast United States. Currently, the Trust has 13,269,492 shares of beneficial interest outstanding.


Some of the statements contained in the foregoing are forward-looking statements. Words such as "believes," "intends," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements which are subject to a number of risks and uncertainties, including, among other things, general real estate investment risks, lack of operating history associated with recent acquisitions, potential inability to repay or finance indebtedness at maturity, increases in interest rates, competition for property acquisitions, adverse consequences of failure to qualify as a REIT, and possible environmental liabilities. Actual results could differ materially from those projected in these forward-looking statements. Reference is made to the annual report on Form 10-K filed by the Trust, specifically under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting the Trust's Business Plan" for a more complete discussion of these risk factors. The Trust undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.


                        FINANCIAL TABLES TO FOLLOW

BANYAN STRATEGIC REALTY TRUST

                          SELECTED FINANCIAL DATA
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                    THREE MONTHS ENDED        YEAR ENDED
                                  3/31/98        3/31/97       12/31/97
                                ----------     ----------     ----------

Total revenue. . . . . . . .      $  8,564       $  5,894       $ 28,785
Recovery of losses on
 loans, notes and interest
 receivable. . . . . . . . .         --             --               161
Operating expenses . . . . .        (7,091)        (5,352)       (25,664)
                                  --------       --------       --------

Operating income . . . . . .         1,473            542          3,282

Minority interest in
 consolidated partnerships .          (116)          (167)          (590)

Income of real estate
 ventures. . . . . . . . . .         --                30             37
Net gain on disposition of
 investment in real estate,
 disposition of investment
 in real estate venture and
 disposition of partnership
 interest. . . . . . . . . .         --                 4            881
Extraordinary item, net
 of minority interest. . . .         --             --               (64)
                                  --------       --------       --------
Net income . . . . . . . . .      $  1,357       $    409       $  3,546
                                  ========       ========       ========
Earnings per share of
 Beneficial Interest -
 Basic and Diluted:
  Income before Net
   Gains and Extra-
   ordinary Item . . . . . .      $   0.10       $   0.04       $   0.24
  Net Income . . . . . . . .      $   0.10       $   0.04       $   0.32
                                  ========       ========       ========
FUNDS FROM OPERATIONS

Net income . . . . . . . . .      $  1,357       $    409       $  3,546
PLUS:
Depreciation expense . . . .           979            683          3,277
Depreciation included
 in operations of real
 estate ventures . . . . . .         --                 8             15
Lease commission
 amortization. . . . . . . .            77             37            208

LESS:
----
Minority interest share
 of depreciation expense . .           (57)           (63)          (254)
Minority interest share
 of lease commission
 amortization. . . . . . . .            (6)            (4)           (21)
Recovery of losses on
 loans, notes and interest
 receivable. . . . . . . . .         --             --              (161)
Franchise tax fees
 accrued . . . . . . . . . .            13             12             50

                                    THREE MONTHS ENDED        YEAR ENDED
                                  3/31/98        3/31/97       12/31/97
                                ----------     ----------     ----------

Net gain on disposition of
 investment in real estate,
 disposition of investment
 in real estate venture and
 disposition of partnership
 interest. . . . . . . . . .         --                (4)          (881)
Extraordinary item,
 net of minority interest. .         --             --                64
                                  --------       --------       --------
Funds from operations. . . .      $  2,363       $  1,078       $  5,843
                                  ========       ========       ========